

September 20, 2011

Via E-mail
Mr. Delong Zhou
Chief Financial Officer
China Industrial Steel Inc.
110 Wall Street, 11th Floor
New York, NY 10005

> **Re: China Industrial Steel Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 9, 2011**
> **File No. 333-172135**

Dear Mr. Zhou:

We have reviewed your registration statement and have the following comments.

Selected Financial Data, page 25

1. Please ensure that revenues for six months ended June 30, 2011 and 2010 agree to amounts disclosed in your interim financial statements. It appears to us that the current interim amounts may exclude sales to related parties. Also, please ensure that net income for six months ended June 30, 2010 agrees to the amount disclosed in your interim financial statements.

Management's Discussion and Analysis . . . , page 26

2. We note your response to comment two of our letter dated August 25, 2011. As we previously requested, please revise your disclosure here and on pages 45, F-6, F-11, F-34 and F-38 to state, if accurate, that the entrusted agreements obligate CIS to absorb a **"majority"** of expected losses and enable CIS to receive a **"majority"** of expected residual returns. The current disclosure that CIS absorbs losses and receives benefits "that could potentially be significant to Hongri" is not clear and is not defined in the applicable accounting literature.

Liquidity and Capital Resources, page 37

3. We note your response to comment four of our letter dated August 25, 2011. Please expand your disclosures regarding related party equipment loans to clarify if such loans are secured by your equipment and if the non-payment or any other default of such loans could potentially result in your loss of your equipment.

Interim Consolidated Financial Statements

21. Condensed Unaudited Parent Company Financial Information, page F-50

4. It is not clear to us why parent company net income for six months ended June 30, 2010, disclosed on pages F-52 and F-53, does not agree with the amount on page F-31.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Dietrich King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King

Pamela Long
Assistant Director

cc: Via E-mail
        Jennifer Ahn, Esq.
        Sichenzia Ross Friedman Ference LLP